Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS

FOR THE THREE MONTHS AND FISCAL YEAR ENDED DECEMBER 31, 2024

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Tuya Inc. (“Tuya” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the three months and the full year ended December 31, 2024.

The Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months and the full year ended December 31, 2024 (the “Q4 and Full Year Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

The Q4 and Full Year Results have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which are different from the International Financial Reporting Standards.

Attached hereto as Schedule I is the full text of the press release issued by the Company on February 26, 2025 (U.S. Eastern Time), in relation to the Q4 and Full Year Results, some of which may constitute material inside information of the Company.

* For identification purposes only

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q4 and Full Year Results and to exercise caution in dealing in securities in the Company.

By Order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, February 26, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

SCHEDULE I

Tuya Reports Fourth Quarter and Fiscal 2024 Unaudited Financial Results
and Declaration of Dividend

SANTA CLARA, Calif., February 26, 2025/PRNewswire/– Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024, and the declaration of a dividend.

Fourth Quarter 2024 Financial Highlights

•	Total revenue was US$82.1 million, up approximately 27.4% year-over-year (4Q2023: US$64.4 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$59.3 million, up approximately 25.7% year-over-year (4Q2023: US$47.2 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$11.5 million, up approximately 21.1% year-over-year (4Q2023: US$9.5 million).

•	Smart solution revenue was US$11.3 million, up approximately 45.5% year-over-year (4Q2023: US$7.8 million).

•	Overall gross margin was 47.8%, up 0.5 percentage point year-over-year (4Q2023: 47.3%). Gross margin of IoT PaaS increased to 47.4%, up 2.6 percentage points year-over-year (4Q2023: 44.8%).

•	Operating margin was negative 4.6%, improved by 32.1 percentage points year-over-year (4Q2023: negative 36.7%). Non-GAAP operating margin was 10.3%, improved by 10.7 percentage points year-over-year (4Q2023: negative 0.4%).

•	Net margin was 11.9%, improved by 28.7 percentage points year-over-year (4Q2023: negative 16.8%). Non-GAAP net margin was 26.9%, improved by 7.4 percentage points year-over-year (4Q2023: 19.5%).

•	Net profits were US$9.8 million (4Q2023: negative US$10.8 million). Non-GAAP net profits were US$22.1 million, up approximately 75.8% year-over-year (4Q2023: US$12.6 million).

•	Net cash generated from operating activities was US$30.2 million (4Q2023: US$31.8 million).

•	Total cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,016.7 million as of December 31, 2024, compared to US$984.3 million as of December 31, 2023.

Full Year 2024 Financial Highlights

•	Total revenue was US$298.6 million, up approximately 29.8% year-over-year (for the year ended December 31, 2023: US$230.0 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$217.1 million, up approximately 29.4% year-over-year (for the year ended December 31, 2023: US$167.7 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$39.6 million, up approximately 10.6% year-over-year (for the year ended December 31, 2023: US$35.8 million).

•	Smart solution revenue was US$42.0 million, up approximately 58.3% year-over-year (for the year ended December 31, 2023: US$26.5 million).

•	Overall gross margin increased to 47.4%, up 1.0 percentage point year-over-year (for the year ended December 31, 2023: 46.4%). Gross margin of IoT PaaS increased to 47.1%, up 3.4 percentage points year-over-year (for the year ended December 31, 2023: 43.7%).

•	Operating margin was negative 15.9%, improved by 30.1 percentage points year-over-year (for the year ended December 31, 2023: negative 46.0%). Non-GAAP operating margin was 7.6%, improved by 18.5 percentage points year-over-year (for the year ended December 31, 2023: negative 10.9%), marking the first fiscal year of operating profitability on a non-GAAP basis.

•	Net margin was 1.7%, improved by 27.9 percentage points year-over-year (for the year ended December 31, 2023: negative 26.2%). Non-GAAP net margin was 25.2%, improved by 16.3 percentage points year-over-year (for the year ended December 31, 2023: 8.9%).

•	Net profits were US$5.0 million (for the year ended December 31, 2023: negative US$60.3 million), marking the first fiscal year of net profitability on a GAAP basis. Non-GAAP net profits were US$75.3 million, up approximately 268.5% year-over-year (for the year ended December 31, 2023: US$20.4 million).

•	Net cash generated from operating activities was US$80.4 million, increased by 120.5% year-over-year (for the year ended December 31, 2023: US$36.4 million).

For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Fourth Quarter and Fiscal Year 2024 Operating Highlights

•	IoT PaaS customers[1] for the fourth quarter and the fiscal year 2024 were approximately 2,100 and 3,700, respectively (4Q2023 and 2023: approximately 2,200 and 4,000, respectively). Total customers for the fourth quarter and the fiscal year 2024 were approximately 3,000 and 5,800, respectively (4Q2023 and 2023: approximately 3,200 and 6,100, respectively). The Company’s key-account strategy has enabled it to focus on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended December 31, 2024 were 298 (4Q2023: 265). In the fourth quarter and the fiscal year 2024, the Company’s premium IoT PaaS customers contributed approximately 87.3% and 86.9% of its IoT PaaS revenue, respectively (4Q2023 and 2023: approximately 82.7% and 83.4%, respectively).

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended December 31, 2024 was 122% (4Q2023: 103%).

•	Registered IoT device and software developers were over 1,316,000 as of December 31, 2024, up 32.6% from approximately 993,000 developers as of December 31, 2023.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “In 2024, we achieved significant financial and business milestones, successfully reaching three key targets: quarterly non-GAAP operating profitability, full-year non-GAAP operating profitability, and full- year GAAP profitability. These accomplishments further validate the strength of our business model. We remain committed to continuously upgrading Tuya’s unique platform-driven business model, empowering developer customers with increasingly competitive smart hardware products. This enables our customers to expand their competitiveness beyond Powered-by-Tuya software capabilities into supply chain and hardware advantages. Looking ahead, AI innovation presents a tremendous opportunity, introducing a new paradigm in smart device interactions. It enhances user experiences by enabling smarter devices and optimized usage strategies tailored to personalized and differentiated needs. We will continue to build a global developer ecosystem, drive advancements in AI Devices and AI applications, and pursue product and capability innovation in high-potential market segments. At the same time, we will further expand our global market presence and remain committed to delivering long-term value to our shareholders.”

Mr. Yi (Alex) Yang, Co-Founder and Chief Financial Officer of Tuya, added, “For the full year 2024, we achieved total revenue of $298.6 million, representing a year-over-year growth of nearly 30%, with solid performance across all revenue segments. In the fourth quarter, our revenue grew 27.4% to $82.1 million. Alongside revenue growth, we improved operational efficiency and maintained strict cost management, achieving a 10.3% non-GAAP operating margin and a 26.9% non-GAAP net margin. At the end of the fourth quarter, our net cash balance stood at approximately $1.017 billion, with seven consecutive quarters of positive operating cash flow. Additionally, we declared the second dividend of the fiscal year. We firmly believe that Tuya is well-positioned to sustain long-term growth through its competitive moat while delivering returns to every shareholder who has steadfastly supported us.”

Fourth Quarter 2024 Unaudited Financial Results

REVENUE

Total revenue in the fourth quarter of 2024 increased by 27.4% to US$82.1 million from US$64.4 million in the same period of 2023, thanks to the increase in all revenue lines.

•	IoT PaaS revenue in the fourth quarter of 2024 increased by 25.7% to US$59.3 million from US$47.2 million in the same period of 2023, primarily due to increasing demand fueled by global economic recovery compared with the same period of 2023 and the Company’s strategic focus on customer needs and product enhancements. As a result, the Company’s DBNER of IoT PaaS for the trailing 12 months ended December 31, 2024 increased to 122% from 103% for the trailing 12 months ended December 31, 2023.

•	SaaS and others revenue in the fourth quarter of 2024 increased by 21.1% to US$11.5 million from US$9.5 million in the same period of 2023, primarily due to an increase in revenue from cloud software products. During the quarter, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue in the fourth quarter of 2024 increased by 45.5% to US$11.3 million from US$7.8 million in the same period of 2023, primarily due to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

COST OF REVENUE

Cost of revenue in the fourth quarter of 2024 increased by 26.1% to US$42.8 million from US$33.9 million in the same period of 2023, generally in line with the increase in the Company’s total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the fourth quarter of 2024 increased by 28.8% to US$39.2 million from US$30.5 million in the same period of 2023. Gross margin was 47.8% in the fourth quarter of 2024, compared to 47.3% in the same period of 2023, slightly increased year over year.

•	IoT PaaS gross margin in the fourth quarter of 2024 was 47.4%, compared to 44.8% in the same period of 2023.

•	SaaS and others gross margin in the fourth quarter of 2024 was 72.7%, compared to 74.2% in the same period of 2023.

•	Smart solution gross margin in the fourth quarter of 2024 was 24.9%, remained relatively steady sequentially, and compared to 29.7% in the same period of 2023.

Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As a developer platform with rich ecosystem of smart devices and applications, the Company is committed to focusing on software products with compelling value propositions while maintaining cost efficiency.

OPERATING EXPENSES

Operating expenses decreased by 20.4% to US$43.0 million in the fourth quarter of 2024 from US$54.1 million in the same period of 2023. Non-GAAP operating expenses were US$30.8 million in the fourth quarter of 2024, flat year over year as compared to US$30.7 million in the same period of 2023. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses, primarily consisting of employee-related costs and technical expenses, were US$23.7 million in the fourth quarter of 2024, remained relatively stable as compared to US$22.8 million in the same period of 2023. During the quarter, the average salaried employee headcount of the Company’s research and development team was flat year-over-year. Non-GAAP adjusted research and development expenses in the fourth quarter of 2024 were US$21.2 million, compared to US$19.4 million in the same period of 2023.

•	Sales and marketing expenses, primarily consisting of employee-related costs and marketing expenses, were US$9.0 million in the fourth quarter of 2024, compared to US$10.9 million in the same period of 2023, primarily due to the Company’s efforts to control expenditures and improve sales and marketing efficiency. Non-GAAP adjusted sales and marketing expenses in the fourth quarter of 2024 were US$8.2 million, compared to US$9.5 million in the same period of 2023.

•	General and administrative expenses, primarily consisting of employee-related costs, professional services and other administrative expenses, were US$13.6 million in the fourth quarter of 2024, compared to US$23.8 million in the same period of 2023, primarily due to the decline in credit-related impairment of long-term investments. Non-GAAP adjusted general and administrative expenses in the fourth quarter of 2024 were US$4.7 million, compared to US$5.3 million in the same period of 2023.

•	Other operating income, net in the fourth quarter of 2024 was US$3.3 million, primarily due to the receipt of software value-added tax refunds and various general subsidies for enterprises.

LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the fourth quarter of 2024 narrowed by 83.9% to US$3.8 million from US$23.6 million in the same period of 2023. The Company continued to achieve operating profitability on a non-GAAP basis with a non-GAAP profit from operations of US$8.5 million in the fourth quarter of 2024, compared to a non-GAAP loss from operations of US$0.3 million in the same period of 2023.

Operating margin in the fourth quarter of 2024 was negative 4.6%, improved by 32.1 percentage points from negative 36.7% in the same period of 2023. Non-GAAP operating margin in the fourth quarter of 2024 was 10.3%, improved by 10.7 percentage points from negative 0.4% in the same period of 2023.

NET LOSS/PROFIT AND NET MARGIN

The Company had a net profit of US$9.8 million in the fourth quarter of 2024, compared to a net loss of US$10.8 million in the same period of 2023.

The difference between loss from operations and net profit in the fourth quarter of 2024 was primarily because of a US$12.5 million interest income achieved mainly due to well implemented treasury strategies on the Company’s cash, time deposits and treasury securities recorded as short-term and long-term investments.

The Company had a non-GAAP net profit of US$22.1 million in the fourth quarter of 2024, up 75.8% compared to US$12.6 million in the same period of 2023, demonstrating the Company’s ability to sustain strong profitability on a non-GAAP basis.

Net margin in the fourth quarter of 2024 was 11.9%, improving by 28.7 percentage points from negative 16.8% in the same period of 2023. Non-GAAP net margin in the fourth quarter of 2024 was 26.9%, improving by 7.4 percentage points from 19.5% in the same period of 2023.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net profit per ADS was US$0.02 in the fourth quarter of 2024, compared to basic and diluted net loss of US$0.02 in the same period of 2023. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.04 in the fourth quarter of 2024, compared to non-GAAP basic and diluted net profit of US$0.02 in the same period of 2023.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,016.7 million as of December 31, 2024, compared to US$984.3 million as of December 31, 2023, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the fourth quarter of 2024 was US$30.2 million, compared to US$31.8 million in the same period of 2023. The sustained net cash generated from operating activities also reflected our steady operating leverage.

Fiscal Year 2024 Unaudited Financial Results

REVENUE

Total revenue increased by 29.8% to US$298.6 million in 2024 from US$230.0 million in 2023, mainly due to the increase in IoT PaaS revenue and smart solution revenue.

•	IoT PaaS revenue increased by 29.4% to US$217.1 million in the year ended December 31, 2024 from US$167.7 million in the same period of 2023, primarily due to increasing demand fueled by global economic recovery compared with 2023 and the Company’s strategic focus on customer needs and product enhancements. As a result of these factors, the Company’s DBNER of IoT PaaS for the trailing 12 months ended December 31, 2024 increased to 122% from 103% for the trailing 12 months ended December 31, 2023.

•	SaaS and others revenue increased by 10.6% to US$39.6 million in the year ended December 31, 2024 from US$35.8 million in the same period of 2023, primarily due to an increase in revenue from cloud software products. During the year ended December 31, 2024, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution revenue increased by 58.3% to US$42.0 million in the year ended December 31, 2024 from US$26.5 million in the same period of 2023, primarily attributable to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

COST OF REVENUE

Cost of revenue increased by 27.4% to US$157.2 million in the year ended December 31, 2024 from US$123.3 million in the same period of 2023, in line with the increase in total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit increased by 32.6% to US$141.4 million in the year ended December 31, 2024 from US$106.7 million in the same period of 2023. Gross margin increased to 47.4% in the year ended December 31, 2024 from 46.4% in the same period of 2023.

•	IoT PaaS gross margin was 47.1% in the year ended December 31, 2024, compared to 43.7% in the same period of 2023.

•	SaaS and others gross margin was 71.9% in the year ended December 31, 2024, compared to 74.2% in the same period of 2023.

•	Smart solution gross margin was 25.5% in the year ended December 31, 2024, compared to 25.5% in the same period of 2023.

Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As a developer platform with rich ecosystem of smart devices and applications, the Company is committed to focusing on software products with compelling value propositions while maintaining cost efficiency.

OPERATING EXPENSES

Operating expenses decreased by 11.0% to US$189.1 million in the year ended December 31, 2024 from US$212.5 million in the same period of 2023. Non-GAAP operating expenses decreased by 9.9% to US$118.7 million in the year ended December 31, 2024 from US$131.7 million in the same period of 2023. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

•	Research and development expenses were US$95.0 million in the year ended December 31, 2024, down 7.1% from US$102.3 million in the same period of 2023, primarily because of (i) the Company’s strategic streamlining of its research and development team and operations, (ii) lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, and (iii) partially offset by a one-time increase in share-based compensation expenses resulting from the repricing of stock options. During the year, the average salaried employee headcount of the Company’s research and development team was down approximately 11.6% year over year. Non-GAAP adjusted research and development expenses in the year ended December 31, 2024 were US$80.7 million, compared to US$87.5 million in the same period of 2023.

•	Sales and marketing expenses were US$37.1 million in the year ended December 31, 2024, down 8.3% from US$40.4 million in the same period of 2023, primarily because of (i) the Company’s strategic streamlining of its sales and marketing team, (ii) lower share -based compensation expenses as equity incentive awards granted at higher valuations in previous years have been largely amortized, (iii) the Company’s efforts to control expenditures and improve sales and marketing efficiency, and (iv) partially offset by a one-time increase in share-based compensation expenses resulting from the repricing of stock options. Non-GAAP adjusted sales and marketing expenses in the year ended December 31, 2024 were US$32.0 million, compared to US$35.0 million in the same period of 2023.

•	General and administrative expenses were US$68.3 million in the year ended December 31, 2024, down 15.4% from US$80.7 million in the same period of 2023, primarily because of (i) the decline in credit-related impairment of long-term investments, (ii) the Company’s strategic streamlining of its general and administrative team, and (iii) partially offset by a one-time increase in share-based compensation expenses resulting from the repricing of stock options. Non-GAAP adjusted general and administrative expenses in the year ended December 31, 2024 were US$17.4 million, compared to US$20.1 million in the same period of 2023.

•	Other operating incomes, net were US$11.3 million in the year ended December 31, 2024, primarily due to receipts of software value-added tax refund and various general subsidies for enterprises.

LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN

Loss from operations was US$47.6 million in the year ended December 31, 2024, narrowed by 55.0% compared to US$105.8 million in the same period of 2023. Non-GAAP profit from operations were US$22.7 million in the year ended December 31, 2024, marking the first fiscal year of operating profitability on a non-GAAP basis, compared to a non-GAAP loss of US$25.1 million in the same period of 2023.

Operating margin was negative 15.9% in the year ended December 31, 2024, improved by 30.1 percentage points from negative 46.0% in the same period of 2023. Non-GAAP operating margin was 7.6% in the year ended December 31, 2024, improved by 18.5 percentage points from negative 10.9% in the same period of 2023.

NET LOSS/PROFIT AND NET MARGIN

The Company had a net profit of US$5.0 million in the year ended December 31, 2024, compared to a net loss of US$60.3 million in the in the year ended December 31, 2023, marking the first fiscal year of net profitability on a GAAP basis.

The difference between loss from operation and net profit in the year ended December 31, 2024 was primarily because of a US$50.7 million interest income achieved mainly due to well implemented treasury strategies on the Company’s cash, time deposits and treasury securities recorded as short-term and long-term investments

The Company had a non-GAAP net profit of US$75.3 million in the year ended December 31, 2024, increased by 268.5% compared to US$20.4 million in the same period of 2023, demonstrating the Company’s ability to sustain strong profitability on a non-GAAP basis.

Net margin was 1.7% in the year ended December 31, 2024, improved by 27.9 percentage points from negative 26.2% in the same period of 2023, and non-GAAP net margin was 25.2% in the year ended December 31, 2024, improved by 16.3 percentage points from 8.9% in the same period of 2023.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net profit per ADS were US$0.01 in the year ended December 31, 2024, compared to basic and diluted net loss of US$0.11 in the same period of 2023. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net profit per ADS in the year ended December 31, 2024 were US$0.13, compared to basic and diluted net profit per ADS of US$0.04 and US$0.03 in the same period of 2023, respectively.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,016.7 million as of December 31, 2024, compared to US$984.3 million as of December 31, 2023, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities was US$80.4 million in the year ended December 31, 2024, up 120.5% compared to US$36.4 million in the same period of 2023. The net cash generated from operating activities in the year ended December 31, 2024 improved mainly due to the increase in the Company’s revenue, the decrease in operating expenses and working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Business Outlook

With the stabilizing macroeconomic environment and normalizing downstream inventory levels in 2024, the industry is currently on a positive trajectory. With the effective implementation of the Company’s customer and product strategies, along with the utilization and innovation of emerging technologies like AI, the Company is confident in its business prospects.

The Company will remain committed to continuously iterating and improving its products and services and further enhancing software and hardware capabilities, particularly by leveraging the AI capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interests rate volatility, and broader geopolitical uncertainties.

Declaration of Dividend and Record Date

On February 26, 2025, the Board has approved the declaration and distribution of a dividend (the “Dividend”) of US$0.0608 per ordinary share, or US$0.0608 per ADS, to such holders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the Dividend will be approximately US$37 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The determination to make distributions and the amount of such distributions will be made at the discretion of its Board and will be based upon the Company’s operations and earnings, including, but not limited, considerations of the Company’s GAAP and Non-GAAP net profits, cash flows, financial conditions and other relevant factors.

In order to qualify for the Dividend, with respect to ordinary shares registered on the Company’s Hong Kong share register, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Thursday, March 13, 2025, Hong Kong time; and with respect to the ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Wednesday, March 12, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Dividend to be paid to the holders of ADSs issued by the depositary of the ADSs will be subject to the terms of the deposit agreement.

The payment date is expected to be on or around April 9, 2025 for holders of ordinary shares, and on or around April 15, 2025 for holders of ADSs.

Conference Call Information

The Company’s management will hold a conference call at 08:00 A.M. Eastern Time on Wednesday, February 26, 2025 (09:00 P.M. Beijing Time on Wednesday, February 26, 2025) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://register.vevent.com/register/BI7d279945a4c846f48483fdfc0e47a728

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.tuya.com, and a replay of the webcast will be available following the session.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AIoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a- Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31, 2023	As of December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	498,688	653,334
Restricted cash	–	50
Short-term investments	291,023	194,536
Accounts receivable, net	9,214	7,592
Notes receivable, net	4,955	7,485
Inventories, net	32,865	23,840
Prepayments and other current assets, net	11,053	16,179

Total current assets	847,798	903,016

Non-current assets:
Property, equipment and software, net	2,589	6,619
Land use rights, net	–	8,825
Operating lease right-of-use assets, net	7,647	4,550
Long-term investments	207,489	180,092
Other non-current assets, net	877	678

Total non-current assets	218,602	200,764

Total assets	1,066,400	1,103,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11,577	19,051
Advances from customers	31,776	31,346
Deferred revenue, current	6,802	7,525
Accruals and other current liabilities	32,807	32,257
Incomes tax payables	689	360
Lease liabilities, current	3,883	3,798

Total current liabilities	87,534	94,337

Non-current liabilities:
Lease liabilities, non-current	3,904	851
Deferred revenue, non-current	506	377
Other non-current liabilities	3,891	767

Total non-current liabilities	8,301	1,995

Total liabilities	95,835	96,332

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2023 AND 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31, 2023	As of December 31, 2024
Shareholders’ equity:
Ordinary shares	–	–
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(53,630)	(15,726)
Additional paid-in capital	1,616,105	1,612,712
Accumulated other comprehensive loss	(17,091)	(19,716)
Accumulated deficit	(574,848)	(569,851)

Total shareholders’ equity	970,565	1,007,448

Total liabilities and shareholders’ equity	1,066,400	1,103,780

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE (LOSS)/INCOME

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2023	2024
Revenue	64,411	82,059	229,990	298,617
Cost of revenue	(33,948)	(42,821)	(123,335)	(157,187)

Gross profit	30,463	39,238	106,655	141,430

Operating expenses:
Research and development expenses	(22,806)	(23,705)	(102,277)	(95,049)
Sales and marketing expenses	(10,937)	(9,048)	(40,440)	(37,081)
General and administrative expenses	(23,754)	(13,618)	(80,663)	(68,254)
Other operating incomes, net	3,410	3,337	10,901	11,334

Total operating expenses	(54,087)	(43,034)	(212,479)	(189,050)

Loss from operations	(23,624)	(3,796)	(105,824)	(47,620)

Other income/(loss)
Other non-operating income, net	778	767	3,113	4,180
Financial income, net	13,135	12,474	44,976	50,718
Foreign exchange gain/(loss), net	17	864	669	(136)

(Loss)/profit before income tax expense	(9,694)	10,309	(57,066)	7,142
Income tax expense	(1,122)	(524)	(3,249)	(2,145)

Net (loss)/profit	(10,816)	9,785	(60,315)	4,997

Net (loss)/profit attributable to Tuya Inc.	(10,816)	9,785	(60,315)	4,997

Net (loss)/profit attribute to ordinary shareholders	(10,816)	9,785	(60,315)	4,997

Net (loss)/profit	(10,816)	9,785	(60,315)	4,997

Other comprehensive (loss)/income
Changes in fair value of long-term investments	(5,321)	153	(7,791)	14
Transfer out of fair value changes of long-term investments	7,487	–	15,537	65
Foreign currency translation	1,772	(4,450)	(2,722)	(2,574)

Total comprehensive (loss)/income attributable to Tuya Inc.	(6,878)	5,488	(55,291)	2,372

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2023	2024
Net (loss)/profit attributable to Tuya Inc.	(10,816)	9,785	(60,315)	4,997

Net (loss)/profit attributable to ordinary shareholders	(10,816)	9,785	(60,315)	4,997

Weighted average number of ordinary shares used in computing net (loss)/profit per share, basic and diluted
– basic	557,103,923	587,987,654	555,466,061	573,782,783
– diluted	557,103,923	589,689,036	555,466,061	591,006,801

Net (loss)/profit per share attributable to ordinary shareholders, basic and diluted
– Basic	(0.02)	0.02	(0.11)	0.01
– Diluted	(0.02)	0.02	(0.11)	0.01

Share-based compensation expenses were included in:
Research and development expenses	3,446	2,487	14,734	14,347
Sales and marketing expenses	1,462	869	5,446	5,098
General and administrative expenses	11,028	8,855	45,036	48,305

TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in US$ thousands (“US$”),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2023	2024
Net cash generated from operating activities	31,760	30,182	36,443	80,352
Net cash generated from investing activities	299,763	45,556	332,455	107,428
Net cash generated from/(used in) financing activities	162	(33,022)	(2,223)	(33,200)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	729	(387)	(1,148)	116

Net increase in cash and cash equivalents, restricted cash	332,414	42,329	365,527	154,696

Cash and cash equivalents, restricted cash at the beginning of period	166,274	611,055	133,161	498,688

Cash and cash equivalents, restricted cash at the end of period	498,688	653,384	498,688	653,384

TUYA INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST
DIRECTLY COMPARABLE FINANCIAL MEASURES
(All amounts in US$ thousands (“US$”),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2023	2024
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(22,806)	(23,705)	(102,277)	(95,049)
Add: Share-based compensation expenses	3,446	2,487	14,734	14,347

Adjusted Research and development expenses	(19,360)	(21,218)	(87,543)	(80,702)

Sales and marketing expenses	(10,937)	(9,048)	(40,440)	(37,081)
Add: Share-based compensation expenses	1,462	869	5,446	5,098

Adjusted Sales and marketing expenses	(9,475)	(8,179)	(34,994)	(31,983)

General and administrative expenses	(23,754)	(13,618)	(80,663)	(68,254)
Add: Share-based compensation expenses	11,028	8,855	45,036	48,305
Add: Credit-related impairment of long-term investments	7,435	72	15,537	261
Add: Litigation costs	–	–	–	2,300
Adjusted General and administrative expenses	(5,291)	(4,691)	(20,090)	(17,388)

Reconciliation of loss from operations to non-GAAP (loss)/profit from operations
Loss from operations	(23,624)	(3,796)	(105,824)	(47,620)
Operating margin	(36.7)%	(4.6)%	(46.0)%	(15.9)%
Add: Share-based compensation expenses	15,936	12,211	65,216	67,750
Add: Credit-related impairment of long-term investments	7,435	72	15,537	261
Add: Litigation costs	–	–	–	2,300
Non-GAAP (loss)/profit from operations	(253)	8,487	(25,071)	22,691

Non-GAAP Operating margin	(0.4)%	10.3%	(10.9)%	7.6%

TUYA INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST
DIRECTLY COMPARABLE FINANCIAL MEASURES (CONTINUED)
(All amounts in US$ thousands (“US$”),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2023	2024
Reconciliation of net (loss)/profit to non-GAAP net profit
Net (loss)/profit	(10,816)	9,785	(60,315)	4,997
Net margin	(16.8)%	11.9%	(26.2)%	1.7%
Add: Share-based compensation expenses	15,936	12,211	65,216	67,750
Add: Credit-related impairment of long-term investments	7,435	72	15,537	261
Add: Litigation costs	–	–	–	2,300
Non-GAAP Net profit	12,555	22,068	20,438	75,308

Non-GAAP Net margin	19.5%	26.9%	8.9%	25.2%

Weighted average number of ordinary shares used in computing non-GAAP net profit per share,
– Basic	557,103,923	587,987,654	555,466,061	573,782,783
– Diluted	589,438,606	589,689,036	586,431,849	591,006,801

Non-GAAP net profit per share attributable to ordinary shareholders
– Basic	0.02	0.04	0.04	0.13
– Diluted	0.02	0.04	0.03	0.13